ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
Winmill & Co. Incorporated		96394124B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
April 30, 2025	October 1, 2024 to October 1, 2025	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Midas Fund, a series fund of:
Midas Series Trust

is changed to:

o	Midas Discovery, a series fund of:
Midas Series Trust

o	Midas Magic, a series fund of:
Midas Series Trust

is changed to:

o	Midas Special Opportunities, a series fund of:
Midas Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0008.0-00 (01/02)